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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                        PATIENT PORTAL TECHNOLOGIES, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    70322M105
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                                 (CUSIP Number)



                                 February 9,2009
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |X|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subjects to the liabilities of that section of the Act but shall be subjects to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 70322M105

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1.       Names of Reporting Persons.                         Michael J. Lorenz

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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b)

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3.       SEC Use Only

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4.       Citizenship or Place of Organization                New York

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                  5.       Sole Voting Power                 2,388,551
Number of
Shares Bene-      --------------------------------------------------------------
ficially by       6.       Shared Voting Power               0
Owned by Each
Reporting         --------------------------------------------------------------
Person With:      7.       Sole Dispositive Power            2,388,551

                  --------------------------------------------------------------
                  8.       Shared Dispositive Power          0

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                                                             2,388,551

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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

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11.      Percent of Class Represented by Amount in Row (9)   6.0%

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12.      Type of Reporting Person (See Instructions)         IN

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                                   Page 2 of 4

Item 1:

         (a)  Name of Issuer: Patient Portal Technologies, Inc.

         (b) Address of Issuer's Principal Executive Offices: 8276 Willett Parkway, Baldwinsville, NY 13027

Item 2:

         (a)  Name of Person Filing: Michael J. Lorenz

         (b)  Address of Principal Business Office or, if none,
              Residence: 5109 Waterford Wood Way, Fayetteville, New York 13066

         (c)  Citizenship: New York

         (d) Title of Class of Securities: Common Stock, par value $.001 per share

         (e)  CUSIP No. 70322M105

Item 3: If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

         Not Applicable.

Item 4:  Ownership.

         (a)  Amount beneficially owned: 2,388,551

         (b) Percent of class: 6%. This percentage assumes that 39,916,257 shares of Common Stock are outstanding, which, according to the Issuer, is the number of outstanding shares as at September 30, 2008.

         (c)  Number of shares as to which such person has:

              (i)    Sole power to vote or direct the vote: 2,388,551

              (ii)   Shared power to vote or direct the vote: 0

              (iii)  Sole power to dispose or direct the disposition of:
                     2,388,551

              (iv)   Shared power to dispose or direct the disposition of: 0

Item 5:  Ownership of Five Percent of Less of a Class.

         Not applicable.

Item 6:  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 9, 2009
                                      -----------------------
                                             Date

                                       /s/ Michael J. Lorenz
                                      -----------------------
                                           Signature

                                       Michael J. Lorenz
                                      -----------------------
                                           Name/Title









                                   Page 4 of 4




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